January 31, 2025

Dongjian Xie
Chief Executive Officer
Delixy Holdings Ltd
883 North Bridge Road
#04-01 Southbank
Singapore 198785

       Re: Delixy Holdings Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed January 13, 2025
           File No. 333-283248
Dear Dongjian Xie:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 6, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed January 13, 2025 Dilution, page 32

1. We read your revisions on page 32 in response to prior comment 1. We note you continue to disclose that "the pro forma as adjusted net tangible book value as of June
       30, 2024 would have been approximately US$775,000, or US$0.05 per Share." Please tell us how you determined this pro forma as adjusted net tangible book value. We also note that you disclose "[t]his represents an immediate increase in pro forma as adjusted net tangible book value of US$0.23 per Share." Please reconcile this amount to the $0.300 increase in as adjusted net tangible book value per Share attributable to the investors in this offering disclosed in the dilution table.
 January 31, 2025
Page 2

Management
Compensation of Executive Directors and Executive Officers, page 94

2. Please update your executive compensation disclosure for the most recently completed fiscal year. Refer to Item 6.B of Form 20-F. Additionally, it is unclear what the "table below" mentioned in this paragraph is referring to, as you appear to disclose compensation information only on an aggregate basis. Please revise accordingly.
Consolidated Financial Statements, page F-1

3. Please update your financial statements consistent with Item 8.A.4 of Form 20-F and the instructions thereto, or tell us why updated financial statements are not necessary.
Exhibit Index
Exhibit 23.1 - Consent of OneStop Assurance PAC, page II-4

4.     Please obtain and file an updated consent from your auditor.
       Please contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Jason Ye